December 20, 2023

VIA EDGAR

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer Gowetski
Andrew Mew

Re:	Futu Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 24, 2023
File No. 001-38820

Dear Ms. Gowetski and Mr. Mew:

We, Futu Holdings Limited (the “Company”), are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 18, 2023 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “2022 Form 20-F”) and the Company’s previous response submitted on September 28, 2023 (the “Previous Response Letter”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F and the Previous Response Letter.

For the Staff’s convenience, the comments in the Comment Letter are reproduced and repeated below in bold, with the Company’s response set forth in regular font immediately thereafter. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 164

1.	We note your response to prior comment 1 that your subsidiaries in the United States, Singapore, Australia, Japan, Hong Kong, and mainland China are wholly owned and that you are the primary beneficiary of the VIEs and their subsidiaries. Please supplementally clarify for us who holds ownership interests in the VIEs and their subsidiaries.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as disclosed in the 2022 Form 20-F, Mr. Leaf Hua Li and Ms. Lei Li hold 85% and 15% equity interests, respectively, in each of VIEs, namely, Shenzhen Futu Network Technology Co., Ltd. and Hainan Futu Information Services Co., Ltd. Mr. Li is our founder, chairman of board of directors and chief executive officer. Ms. Lei Li is Mr. Li’s spouse. Subsidiaries of each VIE are wholly owned by such VIE.

Futu Holdings Limited 11/F, Bangkok Bank Building, No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China
t: +852 2523 3588 futuholdings.com

U.S. Securities and Exchange Commission

2.	We note your response to prior comment 2 that you conducted inquiries and collected questionnaires from the members of the boards of directors and that nothing has come to your attention suggesting that any Director is an official of the Chinese Communist Party. Please tell us in more detail how you considered the profile of Mr. Shan Lu and particularly his role with the China United Network Communications Group Co., Ltd. Please also tell us how you considered whether Mr. Lu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 184 of your Form 20-F and whether he is a member of the Chinese Communist Party.

In response to the Staff’s comment, the Company respectfully submits that as part of the Company’s annual compliance and reporting procedures for the preparation of the Form 20-F, the Company has requested Mr. Shan Lu to complete a questionnaire, which seeks written confirmation regarding his profile including his experience at China United Network Communications Group Co., Ltd., or China Unicom. Mr. Lu has served as a director at China Unicom, a company listed on the Shanghai Stock Exchange (stock code: 600050), since February 2018. Although China Unicom is a Chinese state-owned telecommunications company, merely serving as a director of China Unicom does not automatically or necessarily make Mr. Lu an official of the Chinese Communist Party.

The Company also conducted inquiries to and requested Mr. Lu to complete a separate questionnaire on whether he was/is a member and/or official of the Chinese Communist Party. Mr. Lu confirmed in the response that, he was not and is not a member or an official of the Chinese Communist Party, whether before or during the term of serving as a director of the Company. The Company also conducted internet search using keywords of Mr. Lu’s name, and no finding suggests that Mr. Lu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

After taking the foregoing steps, nothing has come to the Company’s attention suggesting that Mr. Lu is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in him being considered an official of the Chinese Communist Party.

* * * *

U.S. Securities and Exchange Commission

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Futu Holdings Limited

/s/ Arthur Yu Chen
Arthur Yu Chen, Chief Financial Officer

cc:	Leaf Hua Li, Chairman of the Board of Directors and Chief Executive Officer, Futu Holdings Limited
Will H. Cai, Esq., Partner, Cooley LLP
Jie Zhang, Esq., Partner, Cooley LLP